UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of October 2021
Commission File Number 001-40316

VECTIVBIO HOLDING AG
(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36
4051 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VectivBio Holding AG is submitting this Report on Form 6-K to furnish its (i) unaudited interim condensed consolidated statement of financial position as of June 30, 2021 and (ii) unaudited interim condensed consolidated statement of income (loss) for the six months ended June 30, 2021, which are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K.

Exhibits

99.1	Unaudited Interim Condensed Consolidated Statement of Financial Position for the Six Months Ended June 30, 2021
99.2	Unaudited Interim Condensed Consolidated Statement of Income (Loss) for the Six Months Ended June 30, 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

October 29, 2021	By:	/s/ Claudia D'Augusta
Claudia D’Augusta
Chief Financial Officer